UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cingulate Inc.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities) 17248W105

(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17248W105
(1) Names of Reporting Persons
Matthew Brams
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	650,240*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	650,240*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
650,240*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.8%*
(12) Type of Reporting Person
IN

 * See Item 4 for additional information.

Item 1(a). Name Of Issuer: Cingulate Inc., a Delaware corporation (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices:
1901 W. 47th Place Kansas City, KS 66205

Item 2(a). Name of Person Filing:
This report on Schedule 13G (this “Schedule 13G”) is being filed by Matthew Brams (“Mr. Brams”).
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Person is: c/o Cingulate Inc. 1901 W. 47th Place Kansas City, KS 66205
Item 2(c). Citizenship:
Mr. Brams is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001 per share (the “Common Stock”).
Item 2(e). CUSIP No.:
17248W105
Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership: As reported in the cover page to this report, the ownership information with respect to Mr. Brams is as follows:

(a)	Amount Beneficially Owned:		650,240*
(b)	Percent of Class:		5.8%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	650,240*
	(ii)	shared power to vote or to direct the vote:	0*
	(iii)	sole power to dispose or to direct the disposition of:	650,240*
	(iv)	shared power to dispose or to direct the disposition of:	0*

* As of December 31, 2021, Mr. Brams held 650,240 shares of Common Stock and options (the “Options”) to purchase up to 4,492 shares of Common Stock. The Options are unvested and not currently exercisable within 60 days of this report. As a result, Mr. Brams is deemed not to beneficially own any shares of Common Stock underlying the Options.

The reported beneficial ownership percentage is based upon 11,309,412 shares of Common Stock issued and outstanding as of the closing of the Company’s initial public offering on December 10, 2021, based on information reported by the Company in its Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on December 9, 2021.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022

By:	/s/ Matthew Brams
Name: Matthew Brams

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)